

Mail Stop 7010

May 13, 2008

Mr. Jeffrey C. Ackerman
Chief Financial Officer
Sealy Corporation
Sealy Drive, One Office Parkway
Trinity, North Carolina 27370

      RE: Form 10-K for the year ended December 2, 2007
              Form 10-Q for the quarter ended March 2, 2008
              Schedule 14A filed on March 31, 2008

              File No. 1-8738

Dear Mr. Ackerman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding financial statements and related matters.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief